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                           March 9, 2022

       Leonard Stella
       President
       Purthanol Resources Limited
       2711 Centreville Rd., Suite 400
       Wilmington, DE 19808

                                                        Re: Purthanol Resources
Limited
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed February 28,
2022
                                                            File No. 000-33271

       Dear Mr. Stella:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

       Amendment No. 2 to Registration Statement on Form 10-12G filed February 28, 2022

       General

   1. We note your response to comment 1; however, your disclosure is not included in the amendment. Please
revise.
       Item 13. Financial Statements and Supplementary Data, page 14

   2.                                                   We note your response
to comment 3. We are unable to locate in your filing
                                                        the disclosures
required by ASC 250-10-50-7 through 50-10. As such, please revise your filing accordingly.
 Leonard Stella
FirstName  LastNameLeonard
Purthanol Resources Limited Stella
Comapany
March      NamePurthanol Resources Limited
       9, 2022
March2 9, 2022 Page 2
Page
FirstName LastName
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Ron Mclntyre